Exhibit 99.1
ASML reports €7.5 billion total net sales and €2.1 billion net income in Q3 2024
ASML expects total net sales for 2024 of around €28 billion

VELDHOVEN, the Netherlands, October 15, 2024 – Today, ASML Holding NV (ASML) has published its 2024 third-quarter results.

•Q3 total net sales of €7.5 billion, gross margin of 50.8%, net income of €2.1 billion
•Quarterly net bookings in Q3 of €2.6 billion2 of which €1.4 billion is EUV
•ASML expects Q4 2024 total net sales between €8.8 billion and €9.2 billion, and a gross margin between 49% and 50%
•ASML expects 2024 total net sales of around €28 billion
•ASML expects 2025 total net sales to be between €30 billion and €35 billion, with a gross margin between 51% and 53%

(Figures in millions of euros unless otherwise indicated)	Q2 2024	Q3 2024
Total net sales	6,243	7,467
...of which Installed Base Management sales[1]	1,482	1,541

New lithography systems sold (units)	89	106
Used lithography systems sold (units)	11	10

Net bookings[2]	5,567	2,633

Gross profit	3,212	3,793
Gross margin (%)	51.5	50.8

Net income	1,578	2,077
EPS (basic; in euros)	4.01	5.28

End-quarter cash and cash equivalents and short-term investments	5,019	4,985
(1) Installed Base Management sales equals our net service and field option sales
(2) Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our third-quarter total net sales came in at €7.5 billion, above our guidance, driven by more DUV and Installed Base Management1 sales. The gross margin came in at 50.8%, within guidance.

"While there continue to be strong developments and upside potential in AI, other market segments are taking longer to recover. It now appears the recovery is more gradual than previously expected. This is expected to continue in 2025, which is leading to customer cautiousness. Regarding Logic, the competitive foundry dynamics have resulted in a slower ramp of new nodes at certain customers, leading to several fab push outs and resulting changes in litho demand timing, in particular EUV. In Memory, we see limited capacity additions, with the focus still on technology transitions supporting the HBM and DDR5 AI-related demand.

"We expect fourth-quarter total net sales between €8.8 billion and €9.2 billion with a gross margin between 49% and 50% which includes the recognition of the first two High NA systems upon customer acceptance, reflecting progress on imaging, overlay and contrast. ASML expects R&D costs of around €1.1 billion and SG&A costs of around €300 million. We expect full-year 2024 total net sales of around €28 billion. Based on the recent market dynamics as mentioned above, we expect our 2025 total net sales to grow to a range between €30 billion and €35 billion, which is the lower half of the range that we provided at our 2022 Investor Day. We expect a gross margin between 51% and 53%, which is below the range we then provided, mainly related to the delayed timing of EUV demand," said ASML President and Chief Executive Officer Christophe Fouquet.

Update dividend and share buyback program
An interim dividend of €1.52 per ordinary share will be made payable on November 7, 2024.
In the third quarter, we did not purchase any shares under the current 2022-2025 share buyback program.
Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2024 third-quarter results and outlook for 2024 and 2025. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Christophe Fouquet and CFO Roger Dassen on October 16, 2024 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML’s more than 43,700 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly Summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of September 29, 2024, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and nine months ended September 29, 2024 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected demand, bookings, backlog, expected recovery in the semiconductor industry and expected timing thereof including expected industry recovery continuing in 2025, plans to continue to build capacity, outlook and expected financial results, outlook of market segments, including expected results for Q4 2024, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook for full year 2024, including expected full year 2024 total net sales, gross margin and estimated annualized effective tax rate, expectations and modelling with respect to 2025 revenue and gross margin, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to execution of ESG sustainability strategy, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, including the amount of shares that may be repurchased thereunder and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.